June 25, 2007
MEMORANDUM

TO:	Division of Corporation Finance
Securities and Exchange Commission

FROM:	Pride International, Inc.

RE:	Response to SEC Staff Comments dated June 8, 2007
     We are responding to comments received from the Staff of the SEC by letter dated June 8, 2007 regarding our annual report on Form 10-K for the year ended December 31, 2006. For your convenience, our responses are prefaced by the Staff’s comments in italicized text. We respectfully request that the Staff review our response at its earliest convenience. Please advise us of any further comments as soon as possible.
Form 10-K for the Fiscal Year Ended December 31, 2006
Business, page 3
1.	Explain to us how you have considered disclosing the dollar amount of firm backlog orders as of a recent date and a comparable date in the preceding fiscal year, with an indication of the portion not reasonably expected to be filled in the current fiscal year. As part of your response, explain in reasonable detail how you have evaluated whether this information is material to a reader’s understanding of your business. Refer to Item 101(c)(1)(vii) of Regulation S-K for additional guidance.

Company Response: Pride International’s asset base consists primarily of 62 offshore and 213 land-based rigs. We define backlog as future revenue to be earned under signed contracts for our offshore fleet equal to the contract dayrate times the number of days remaining on the contract. Our land rigs operate primarily on short-term or well-to-well contracts, and we therefore believe the metric is not meaningful for those rigs. Also, approximately 26% of our long-term offshore contracts have termination clauses that allow our customers to cancel with 30 days written notification. For the 2006 Form 10-K, we elected to not disclose a summary backlog amount because we publish on our company website a monthly report of the contract status for each offshore rig with information on contract duration and dayrate earned by rig. Since this information has been made available historically to investors, we propose prospectively adding backlog disclosure as defined in Item 101(c)(1)(viii) in our future filings, commencing with our quarterly report on Form 10-Q for the quarterly period ended June 30, 2007.

Risk Factors, page 9
Many of our contracts with our customers for our offshore rigs are long-term fixed dayrate contracts, page 18
2.	Disclosure under this section indicates that there are risks associated with your long-term fixed dayrate contracts which differ from the risks associated with your other types of contracts. In view of these identified risks, explain how you have considered providing disclosure, such as the percentage of annual revenue and backlog under these types of contracts, that would help investors better understand these risks.

Company Response: In 2006 and the first quarter of 2007, a majority of our revenue was from long-term fixed dayrate contracts, and substantially all of our backlog as of December 31, 2006 and March 31, 2007 was attributable to these types of contracts. We propose to supplement the referenced risk factor in our future filings. For our quarterly report on Form 10-Q for the quarterly period ended June 30, 2007, we would revise the last sentence of the risk factor to read as follows:

“In 2006 and the first six months of 2007, a majority of our revenue was from long-term fixed dayrate contracts, and substantially all of our backlog as of December 31, 2006 and June 30, 2007 was attributable to long-term fixed dayrate contracts. As a result, our inability to fully benefit from increasing dayrates in an improving market may limit our profitability.”
Controls and Procedures, page 84
3.	We note that you concluded that your disclosures controls and procedures were effective, “in all material respects.” It is unclear to us whether you are attempting to state that your disclosure controls and procedures met some standard lower than effective. Please explain to us why you believe the disclosure you have provided represents a clear and unqualified conclusion as to the effectiveness of your disclosure controls and procedures.

Company Response: We did not intend that the use of the phrase “in all material respects” would represent a qualified conclusion as to the effectiveness of our disclosure controls and procedures. We will revise this disclosure in future filings to eliminate the phrase “in all material respects.”
Financial Statements
Notes to Consolidated Financial Statements, page 55
Note 13. Commitments and Contingencies, page 76
General
4.	We understand from press reports regarding your company that Venezuelan tax authorities issued in January 2007 a tax assessment for the collection of approximately

$32 million. Please confirm that our understanding is correct, and if it is, tell us why you did not disclose the contingency in the notes to your consolidated financial statements.

Company Response: On January 26, 2007, the Venezuelan tax authorities issued an Acta de Reparo (“tax adjustment notification”) in the amount of Venezuelan Bolivares 22.5 billion, approximately US$10.5 million, to a Venezuelan subsidiary. The press reports issued in late January 2007 incorrectly stated the amount of the tax assessment as Venezuelan Bolivares 70.3 billion, approximately US$32.8 million; however, the US$32.8 million more closely resembles the total amount of the denied losses and tax deductions (non-tax effected) rather than the amount of tax due.

The tax adjustment notification was issued as a result of a customary income tax audit for the 2002 tax year. The tax adjustment notification denied various tax deductions and losses. We believe we filed the 2002 tax return in accordance with Venezuelan income tax law and accordingly, are in the process of aggressively contesting the assessment. As of December 31, 2006, we did not disclose this matter separately as we believe it is probable that our position will be sustained and we believe any prospective loss from the assessment is remote. Paragraph 10 of SFAS No. 5 requires the disclosure of loss contingencies in which there is a “reasonable possibility” of a material loss. We believe any material loss associated with the aforementioned claim is remote, and consequently, we did not believe specific disclosure of this assessment was warranted under the provisions of SFAS No. 5.

Additionally, from time to time, we receive tax assessments in various foreign jurisdictions, and we believe our general disclosure, reproduced below, addresses these types of situations. Disclosure of our tax assessments is made on page 69 in Note 7 to the consolidated financials statements in our 2006 Form 10-K, excerpt included below.
From time to time, our periodic tax returns are subject to review and examination by various tax authorities within the jurisdictions in which we operate. We are currently contesting several tax assessments and may contest future assessments where we believe the assessments are in error. We cannot predict or provide assurance as to the ultimate outcome of existing or future tax assessments; however, we believe the ultimate resolution of outstanding tax assessments will not have a material adverse effect on our consolidated financial statements.
We also disclose risks associated with tax assessments in our RISK FACTORS on Page 18 of our 2006 Form 10-K, excerpt included below.
As required by law, we file periodic tax returns that are subject to review and examination by various revenue agencies within the jurisdictions in which we operate. We are currently contesting several tax assessments that could be material and may contest future assessments where we believe the assessments are in error. We cannot predict or provide assurance as to the ultimate outcome of existing or future tax assessments.

Litigation, page 78
5.	We note your discussion of certain asbestos-related litigation and the disclosure that you “do not expect the outcome of these lawsuits to have a material adverse effect.” Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is as least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss may be material. In that case, you must either disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.

Company Response: We note the Staff’s statement. We reviewed the asbestos-related litigation and accrued for all probable losses in accordance with SFAS No. 5. We do not believe there is a reasonable possibility that we will incur losses that materially exceed the amount of the accrual. Accordingly, we believe our disclosure is adequate. We note, however, that future events could cause us to revise our SFAS No. 5 analysis. If in the future there is a reasonable possibility that a loss exceeding the amounts already recognized may have occurred and the amount of that additional loss may be material, we will disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made.

Pride hereby acknowledges that:
•	Pride is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Pride may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Brian Voegele or Len Travis of Pride International, Inc. at (713) 789-1400 or Tull Florey of Baker Botts L.L.P. at (713) 229‑1379 with any questions or comments.

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